

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 8, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Common Stock, $0.001 par value, of Concierge Technologies, Inc. (name to be changed to The Marygold Companies, Inc.) under the Exchange Act of 1934.

Sincerely,

